Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Reduces Staffing, Operations - FDA Appeal Still in Process

     TORONTO, Feb. 26 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; PREMF.pk) today announced that it is reducing staffing and operations.
     "Over the last while we have faced significant challenges and, with the current economic environment, we are not currently able to continue to finance our clinical or operational activities." said Dr. Brent Norton, President and
CEO. "We will be moving to a skeleton staff and working with key executives to explore alternatives that may allow our Company to continue to operate until the outcomes of our FDA appeal and patent loss lawsuit are known. The timing of our circumstances is unfortunate as our FDA appeal appears to be progressing but without a definite time frame of knowing when we will have an outcome. It is very regrettable that as politicians and interest groups are calling for healthcare prediction and prevention more than ever, today we are stuck on the FDA doorstep with our non-invasive test for predicting heart disease, have to cancel our participation in a clinical trial for a test that may provide early detection of colorectal cancer that is partially funded by the US NCI, EDRN and have terminated development on a test for early breast cancer detection when we just reported positive clinical trial results."
     PreMD's reduction plan calls for the closing of its McMaster Laboratory, scaling back its office in Toronto, eliminating all staff and terminating clinical programs and product licenses. In order to limit the Company's future cash expenditures, the Company has also terminated the employment agreements of each of the officers of the Company. However, Dr. Norton will remain as an officer of the Company and with administrative support will continue to act on the Company's behalf in its efforts to secure enough financing to maintain its key intellectual property assets and continue with the FDA appeal and patent loss lawsuit.

     About PreMD Inc.

     PreMD Inc. has rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include PREVU(x) POC and PREVU(x) LT, both non-invasive skin cholesterol tests. The Company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test.
PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario.
For more information about PreMD, please visit www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Brent Norton, President & CEO, Tel: (416)
222-3449 ext 22, Email: bnorton(at)premdinc.com; Mike Evelegh, Executive V P,
Clinical & Regulatory Affairs, Tel: (905) 627-6324, Email:
mevelegh(at)premdinc.com/
     (PREMF PMD.)

CO:  PreMD Inc.

CNW 09:27e 26-FEB-09